UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32292 / September 27, 2016

_____

In the Matter of   :
                                                                                    :
Rational Advisors, Inc.   :
Strategy Shares   :
36 North New York Avenue   :
Huntington, NY 11743   :
                                                                                    :
(812-14657)   :
                                                                                    :
_____:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J), AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Rational Advisors, Inc. and Strategy Shares filed an application on June 6, 2016, requesting an
order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from
sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under section
12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act,
and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and
17(a)(2) of the Act.

The order permits: (a) index-based series of certain open-end management investment companies
to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b)
secondary market transactions in Shares to occur at negotiated market prices rather than at net
asset value; (c) certain series to pay redemption proceeds, under certain circumstances, more
than seven days after the tender of Shares for redemption; (d) certain affiliated persons of the
series to deposit securities into, and receive securities from, the series in connection with the
purchase and redemption of Creation Units; and (e) certain registered management investment
companies and unit investment trusts outside of the same group of investment companies as the
series to acquire Shares.

On August 30, 2016, a notice of the filing of the application was issued (Investment Company
Act Release No. 32243). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemptions is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Rational Advisors, Inc. and Strategy Shares (File No. 812-14657),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary